Mail Stop 4561

September 1, 2009

Mr. Joel A. Ronning
Chief Executive Officer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

>   **Re: Digital River, Inc.**
>   **Form 10-K For the Fiscal Year Ended December 31, 2008**
>   **Form 10-K/A For the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q For the Quarterly Period Ended March 31, 2009**
>   **Form 10-Q For the Quarterly Period Ended June 30, 2009**
>   **File No. 000-24643**

Dear Mr. Ronning:

        We have reviewed your response letter dated August 19, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 5, 2009.

Form 10-K/A For the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, page 7

1.   We are considering your responses to prior comments 2 and 17. You state that "the balance of the costs associated with delivering products and services are recorded across multiple line items in [y]our Statements of Operations," however, it is unclear how your presentation complies with Item 5-03(2) of Regulation S-K and Question 3 of SAB Topic 6.G.   That is, your Statements of Operations should be presenting an amount that represents cost of revenue. For each period presented, please tell us the amount of cost of revenues included in each of the expense line items included in your response. If you believe that these amounts are not material, please provide us with your assessment of the quantitative and qualitative impact on your financial statements of presenting a measure of gross profit. Refer to SAB 99.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief